UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

May 12, 2009

To whom it may concern:

Corporate Name: Mizuho Financial Group, Inc.

Representative: Takashi Tsukamoto, President & CEO

Head Office: 5-1, Marunouchi 2-chome Chiyoda-ku, Tokyo, Japan

Code Number: 8411 (TSE 1st Sec., OSE 1st Sec.)

Notice regarding Changes in Subsidiaries

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (an affiliate of Mizuho Financial Group, Inc. (“the Company”)) and Mizuho Securities Co., Ltd. (“MHSC”) (a subsidiary of the Company) consummated a merger, under which Shinko was the surviving entity and MHSC was the dissolving entity (the trade name of the surviving entity was changed to “Mizuho Securities Co., Ltd.” upon the merger). Accordingly, Mizuho Securities Co., Ltd. (post-merger) became a consolidated subsidiary of the Company, and we hereby notify the details of the change as follows:

1.	Reason for the change

Due to the consummation of the merger between Shinko and MHSC on May 7, 2009

2.	Summary description of the company that became a consolidated subsidiary of the Company

(1) Company name:	Mizuho Securities Co., Ltd. (post-merger)

(2) Business type:	Financial instruments business

(3) Address of main office:	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

(4) Names of representatives:	Chairman, Takashi Kusama President & CEO, Keisuke Yokoo

(5) Capital stock:	¥125,167 million

(6) Fiscal year end:	March 31

(7) Issued Shares of Common Stock:	1,626,688,683 shares

3.	Number and ownership percentage of voting rights of the Company before and after the change

(As of May 7, 2009)

	Relationship	Number of voting rights			Voting rights ownership percentage (%)*
		Voting rights held directly	Voting rights held indirectly	Total	Voting rights held directly	Voting rights held indirectly	Total
Before change (former Shinko)	Affiliate	0	209,636	209,636	0%	27.32%	27.32%
After change (post-merger Mizuho Securities)	Subsidiary	0	942,124	942,124	0%	59.51%	59.51%

*	Voting rights ownership percentage is calculated based on the total number of voting rights of Shinko Securities (as of most recent record date, March 31, 2009) and number of voting rights associated with shares allocated to the shareholders of MHSC (pre-merger) on May 7, 2009.

4.	Outlook

We plan to announce our earnings estimate for the fiscal year ending March 31, 2010 that incorporates the above change.

Any inquiries with respect to the above matter, please contact: Mizuho Financial Group, Inc. Corporate Communication Dept., Public Relations Office 03-5224-2026